Texas New York Washington, DC Connecticut Dubai Kazakhstan London	Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002-2770

713.223.2300 Office

713.221.1212 Fax

Bracewell & Giuliani LLP 111 Congress Avenue
Suite 2300
Austin, Texas
78701-4061

512.472.7800 Office
512.479.3940Fax

bgllp.com
September 5, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010

Attention:	Tracie Towner

Re:	LL&E Royalty Trust Form 10-K for Fiscal Year ended December 31, 2007 Form 10-Q for Fiscal Quarter ended March 31, 2008 File No. 1-08518
Dear Ms. Towner:
On behalf of The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”) of LL&E Royalty Trust (the “Trust”), we are responding to your letter dated August 21, 2008. The following responses are numbered to correspond to the Staff’s comments.
1.	Given that as of December 31, 2007 you were required to liquidate the Trust based on revenues falling below the Termination Threshold, as disclosed on page 42, please tell us why you have not presented your financial statements on a liquidation basis of accounting, considering the guidance in FRC 607.02.

Response

The Trust is a passive entity which is prohibited from entering into or engaging any business or commercial activity of any kind. The function of the Trust is to serve as an agent to distribute the income from the net profits interest. The amount of income distributed monthly is based on the cash received less expenses of the Trustee. Because the operations of the Trust are limited to the distribution of income from the net profits interests contributed to it, the Trust reports its results on a cash basis (other comprehensive basis of accounting — non-GAAP (OCBOA)) as that is the information of primary importance to the reader. This presentation is in accordance with SAB Topic 12E.

Securities and Exchange Commission
September 5, 2008
The liquidation basis of accounting is typically applied to traditional GAAP financial statements when an entity is not viewed as a going concern if liquidation appears imminent. The typical GAAP financial statements contain a balance sheet, income statement, and statement of cash flows. The liquidation basis requires a switch from the traditional GAAP basis financial statements to another GAAP basis presentation where the net assets are shown at their net realizable value. The liquidation basis also requires display of changes in those net assets in liquidation, and a cash flow statement.

The Trust’s financial reporting basis is different from GAAP in that it is on a more meaningful cash basis as allowed by SAB Topic 12E and does not contain an income statement or a statement of cash flows, but rather a statement of cash earnings and distributions. Since the trust follows a non-GAAP industry specialized accounting, we believe that establishing a GAAP basis accounting is not appropriate and would be confusing to the readers of the financial statements. However, we acknowledge that the estimate of net realizable value of the trust assets and liabilities are relevant to the readers; therefore, we have disclosed our best estimate of fair value that the unit holders would realize upon liquidation in the forepart to the 10-K and 10-Q. Also, we propose to include additional disclosure in prospective 10-Q’s and 10-K’s stating that reporting is on a non-GAAP basis which differs from GAAP, which may require a liquidation basis of accounting.

The Trustee has considered the guidance in FRC Section 607.02, and has concluded that the Trust’s financial statements are not misleading as they are presented on a cash basis (not typical going concern accrual financial statements) in accordance with SAB Topic 12E and the financial statements contain appropriate and prominent disclosures related to the circumstances surrounding the termination and pending liquidation of the Trust. Based on the disclosures within the 10-K and 10-Q, and considering SAB Topic 12E, it was concluded that the current presentation is the most appropriate presentation of the information that is of primary importance to the readers of the Trust’s financial statements.

2.	We note that the audit report dated May 20, 2008 is not signed by your auditors. Please obtain and amend your filing to include an audit report which identifies your auditors in accordance with Rule 2-02(a)(2) of Regulation S-X, and Rule 302 of Regulation S-T.

RESPONSE:

The omission of KPMG’s name from the audit report dated May 20, 2008 was a typographical oversight. The Trustee has the manually signed audit report in its files. In response to your comment, we will amend the filing to identify the auditors as requested.

Securities and Exchange Commission
September 5, 2008
3.	We note that your Section 302 certifications, signed by your principal officers, do not include the language in paragraph 4(b) of the certification format required under Item 601(b)(31)(i) of Regulation S-K. Please amend your filing accordingly to include certifications that comply with the required format.

RESPONSE:

In response to your comment, the Trustee will amend the filings to include revised certifications.

4.	We note you have not filed your Form 10-Q for the quarter ended June 30, 2008; and that you filed your Form 10-Q for the quarter ended March 31, 2008 late. Please comply with your reporting obligations.

RESPONSE:

The Trustee intends to file the Trust’s 10-Q for the quarter ended June 30, 2008 as promptly as possible.

5.	The comments written on your annual report pertaining to the basis of accounting and certifications also pertain to your subsequent interim report.

RESPONSE:

Our responses above regarding the Trust’s annual report pertaining to the basis of accounting and certifications also pertain to the Trust’s subsequent interim report.
At your request, the Trustee acknowledges that:
     LL&E Royalty Trust is responsible for the adequacy and accuracy of the disclosure in the referenced filings;
     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     LL&E Royalty Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 5, 2008
     If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 512-542-2122. We appreciate the Staff’s review.

Very truly yours, Bracewell & Giuliani LLP
/s/ Thomas W. Adkins

Thomas W. Adkins

Copies:	Mr. Mike Ulrich Vice President The Bank of New York Mellon Trust Company, N.A., as Trustee Mr. Jeff E. Urban Ms. Lynne A. Lamkin KPMG LLP